Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: ALLIED GOLD LIMITED
ACN: 104 855 067

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Richard Johnson
Date of last notice	29 April 2008
Date that director ceased to be director	3 October 2008

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities 50,000 Fully Paid Ordinary Shares 1,000,000 Unlisted Options Exercisable at $0.80 expiring on 31 December 2010 1,000,000 Unlisted Options Exercisable at $1.00 expiring on 31 December 2010 1,000,000 Unlisted Options Exercisable at $1.25 expiring on 31 December 2010 1,000,000 Unlisted Options Exercisable at $1.50 expiring on 31 December 2010 1,000,000 Unlisted Options Exercisable at $2.00 expiring on 31 December 2010

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**
Nil	Nil

Part 3 – Director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A